hanarotelecom incorporated
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS
ENDED JUNE 30, 2005 AND 2004
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
hanarotelecom incorporated:
We have reviewed the accompanying non-consolidated balance sheet of hanarotelecom incorporated (the “Company”) as of June 30, 2005, and the related non-consolidated statements of operations and cash flows for the three months and six months ended June 30, 2005 and 2004, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with the standards for review of interim financial statements in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea (see Note 2).
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2004, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the year then ended (not presented herein); and in our report dated February 4, 2005, we expressed an unqualified opinion on those financial statements. The accompanying balance sheet as of December 31, 2004, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.
Our reviews also comprehended the translation of Korean Won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis in Note 2. Such U.S. dollar amounts are presented solely for the convenience of the readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
July 22, 2005
Notice to Readers
This report is effective as of July 22, 2005, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

hanarotelecom incorporated
NON-CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2005		2004		2005	2004
	(In millions)				(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	~~W~~	133,024	~~W~~	161,114	$128,588	$155,741
Short-term financial instruments (Notes 4 and 5)		22,881		189,865	22,118	183,533
Short-term investment securities (Note 6)		1,120		1,120	1,083	1,083
Trade receivables, net of allowance for doubtful accounts of ~~W~~63,983 million in 2005 and ~~W~~60,331 million in 2004		182,707		204,076	176,614	197,270
Short-term loans, net of discount on present value of ~~W~~97 million in 2005 and ~~W~~209 million in 2004 (Note 9)		4,289		7,631	4,146	7,377
Accounts receivable-other, net of discount on present value of ~~W~~267 million in 2005 and nil in 2004 (Note 19)		6,715		473	6,491	457
Accrued income		1,218		1,998	1,177	1,931
Advanced payments		639		26,816	618	25,922
Prepaid expenses		23,880		13,188	23,084	12,748
Refundable income tax		1,344		3,012	1,299	2,912
Inventories		1,192		1,841	1,151	1,779

		379,009		611,134	366,369	590,753

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		8		5	8	5
Long-term investment securities (Note 7)		205,646		27,776	198,788	26,850
Investment securities using the equity method (Note 8)		303,446		14,532	293,326	14,047
Long-term trade receivables, net of allowance for doubtful accounts of ~~W~~1,371 million in 2005 and ~~W~~535 million in 2004		2,389		1,083	2,309	1,047
Long-term loans, net of discount on present value of ~~W~~2,677 million in 2005 and ~~W~~2,709 million in 2004 (Note 9)		18,833		16,086	18,205	15,550
Long-term accounts receivable-other, net of discount on present value of ~~W~~335 million in 2005 and nil in 2004		9,670		—	9,348	—
Long-term prepaid expenses		13,345		12,352	12,900	11,940
Key-money deposits (Note 19)		71,899		72,514	69,501	70,095
Property and equipment, net (Notes 10, 12 and 13)		2,245,089		2,362,686	2,170,217	2,283,892
Intangibles (Note 11)		53,364		54,266	51,584	52,456

		2,923,689		2,561,300	2,826,186	2,475,882

Total Assets	~~W~~	3,302,698	~~W~~	3,172,434	$3,192,555	$3,066,635

     (Continued)

hanarotelecom incorporated
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

					Translation into
	Korean Won				U.S. Dollars (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY	2005		2004		2005	2004)
	(In millions)				(In thousands)
CURRENT LIABILITIES:
Trade payables (Note 19)	~~W~~	26,086	~~W~~	26,056	$25,216	$25,187
Other accounts payable (Note 19)		115,352		139,528	111,505	134,875
Advances received		3,986		7,159	3,853	6,920
Accrued expenses		73,175		55,777	70,735	53,917
Withholdings		15,963		14,728	15,431	14,237
Current maturities of long-term debt, net of discount on debentures of ~~W~~3,452 million in 2005 and ~~W~~6,543 million in 2004, and net of present value discount of ~~W~~3,946 million in 2005 and nil in 2004 (Notes 12 and 13)		403,128		413,526	389,685	399,735
Forward exchange contracts (Note 14)		32,769		33,802	31,676	32,675
Interest rate swap (Note 14)		8,267		17,623	7,991	17,035
Other current liabilities		1,724		1,699	1,666	1,642

		680,450		709,898	657,758	686,223

LONG-TERM LIABILITIES:
Long-term debt, net (Note 13)		261,703		399,154	252,975	385,842
Debentures, net (Note 13)		502,969		189,518	486,195	183,198
Long-term obligations under capital leases (Note 12)		23,458		32,540	22,676	31,455
Long-term advances received		12,556		13,143	12,137	12,705
Accrued severance indemnities, net (Note 2)		35,163		29,667	33,990	28,678
Long-term deposits received		22,546		23,118	21,795	22,347

		858,395		687,140	829,768	664,225

Total Liabilities		1,538,845		1,397,038	1,487,526	1,350,448

SHAREHOLDERS’ EQUITY (Note 15):
Capital stock		2,310,676		2,310,676	2,233,616	2,233,616
Paid-in capital in excess of par value		344,642		344,642	333,148	333,148
Accumulated deficit		(892,095)		(864,080)	(862,344)	(835,263)
Capital adjustments:
Stock compensation (Note 16)		9,381		7,227	9,068	6,986
Valuation loss on available-for-sale securities (Note 7)		(739)		(5,764)	(714)	(5,572)
Valuation gain on investment securities using the equity method		255		318	246	307
Valuation loss on interest swap (Note 14)		(8,267)		(17,623)	(7,991)	(17,035)

Total Shareholders’ Equity		1,763,853		1,775,396	1,705,029	1,716,187

Total Liabilities and Shareholders’ Equity	~~W~~	3,302,698	~~W~~	3,172,434	$3,192,555	$3,066,635

See accompanying notes to non-consolidated financial statements.

hanarotelecom incorporated
NON-CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Korean Won
	2005				2004
	Three months		Six months		Three months		Six months
			(In millions, except per share amount)
OPERATING REVENUE (Notes 19 and 21)	~~W~~	353,856	~~W~~	711,785	~~W~~	363,132	~~W~~	712,427

OPERATING EXPENSES (Notes 17 and 19)		357,276		699,905		322,476		646,557

OPERATING INCOME (LOSS)		(3,420)		11,880		40,656		65,870

NON-OPERATING INCOME:
Interest income		3,804		8,947		4,185		10,922
Gain on foreign currency transactions and translation		7,185		10,049		391		4,253
Gain on valuation of investments using the equity method (Note 8)		46,430		46,516		—		—
Gain on disposal of investments using the equity method (Note 8)		—		25,391		—		—
Gain on disposal of long-term investment securities		—		—		—		108
Gain on disposal of property and equipment		256		510		322		387
Gain on valuation of forward exchange contracts		6,925		—		3,810		—
Other		3,049		4,396		1,966		3,526

		67,649		95,809		10,674		19,196

NON-OPERATING EXPENSES:
Interest expense		25,376		52,848		26,003		53,973
Asset Backed Securities payable expense		—		—		—		490
Loss on disposal of short-term investment securities		29		29		—		86
Impairment loss on long-term investment securities (Note 7)		46,526		50,916		1,797		1,977
Loss on valuation of investments using the equity method (Note 8)		203		40		2,130		2,413
Loss on foreign currency transactions and translation		14,068		5,271		1,955		130
Loss on disposal of property and equipment		37		1,437		113		925
Loss on disuse of property and equipment		6,999		12,477		3,246		10,539
Loss on early redemption of debentures (Note 13)		—		165		—		—
Loss on early redemption of long-term debt (Note 13)		—		2,235		—		—
Loss on early redemption of obligations under capital leases (Note 12)		—		58		—		—
Donations		76		270		35		235
Loss on valuation of forward exchange contracts (Note 14)		—		5,190		137		3,728
Other		4,071		4,768		670		768

		97,385		135,704		36,086		75,264

ORDINARY INCOME (LOSS)		(33,156)		(28,015)		15,244		9,802

EXTRAORDINARY ITEM		—		—		—		—

INCOME (LOSS) BEFORE INCOME TAX		(33,156)		(28,015)		15,244		9,802

INCOME TAX EXPENSE (Note 18)		—		—		—		—

NET INCOME (LOSS)	~~W~~	(33,156)	~~W~~	(28,015)	~~W~~	15,244	~~W~~	9,802

NET INCOME (LOSS) PER COMMON SHARE (Note 2)	~~W~~	(72)	~~W~~	(61)	~~W~~	33	~~W~~	21

     (Continued)

hanarotelecom incorporated
NON-CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Translation into U.S. Dollars (Note 2)
	2005		2004
	Three months	Six months	Three months	Six months
		(In thousands, except per share amount)
OPERATING REVENUE (Notes 19 and 21)	$342,055	$688,047	$351,022	$688,668

OPERATING EXPENSES (Notes 17 and 19)	345,361	676,564	311,722	624,995

OPERATING INCOME (LOSS)	(3,306)	11,483	39,300	63,673

NON-OPERATING INCOME:
Interest income	3,677	8,649	4,045	10,558
Gain on foreign currency transactions and translation	6,945	9,714	378	4,111
Gain on valuation of investments using the equity method (Note 8)	44,882	44,965	—	—
Gain on disposal of investments using the equity method (Note 8)	—	24,544	—	—
Gain on disposal of long-term investment securities	—	—	—	104
Gain on disposal of property and equipment	247	493	311	374
Gain on valuation of forward exchange contracts	6,694	—	3,683	—
Other	2,948	4,249	1,902	3,409

	65,393	92,614	10,319	18,556

NON-OPERATING EXPENSES:
Interest expense	24,530	51,086	25,136	52,173
Asset Backed Securities payable expense	—	—	—	474
Loss on disposal of short-term investment securities	28	28	—	83
Impairment loss on long-term investment securities (Note 7)	44,974	49,218	1,737	1,911
Loss on valuation of investments using the equity method (Note 8)	196	39	2,059	2,333
Loss on foreign currency transactions and translation	13,599	5,095	1,890	126
Loss on disposal of property and equipment	36	1,389	109	894
Loss on disuse of property and equipment	6,766	12,061	3,138	10,188
Loss on early redemption of debentures (Note 13)	—	159	—	—
Loss on early redemption of long-term debt (Note 13)	—	2,160	—	—
Loss on early redemption of obligations under capital leases (Note 12)	—	56	—	—
Donations	73	261	34	227
Loss on valuation of forward exchange contracts (Note 14)	—	5,017	132	3,604
Other	3,935	4,609	648	741

	94,137	131,178	34,883	72,754

ORDINARY INCOME (LOSS)	(32,050)	(27,081)	14,736	9,475

EXTRAORDINARY ITEM	—	—	—	—

INCOME (LOSS) BEFORE INCOME TAX	(32,050)	(27,081)	14,736	9,475

INCOME TAX EXPENSE (Note 18)	—	—	—	—

NET INCOME (LOSS)	$(32,050)	$(27,081)	$14,736	$9,475

NET INCOME (LOSS) PER COMMON SHARE (Note 2)	$(0.07)	$(0.06)	$0.03	$0.02

See accompanying notes to non-consolidated financial statements.

hanarotelecom incorporated
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Korean Won
	2005				2004
	Three months		Six months		Three months		Six months
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	~~W~~	(33,156)	~~W~~	(28,015)	~~W~~	15,244	~~W~~	9,802

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock compensation expense		1,042		2,154		233		554
Depreciation and amortization		111,935		223,531		107,563		222,343
Provision for severance indemnities		3,785		7,128		2,085		5,257
Provision for doubtful accounts		7,455		14,675		7,845		16,213
Amortization of discount on debentures		2,061		4,159		2,924		6,074
Amortization of present value discount of long-term debt		937		2,183		692		2,839
Employee fringe benefits		112		438		108		214
Loss on foreign currency translation		10,038		5,111		1,802		6
Loss on disposal of short-term investment securities		29		29		—		86
Loss on disposal of property and equipment		37		1,437		113		925
Loss on early redemption of debentures		—		165		—		—
Loss on early redemption of long-term debt		—		2,235		—		—
Loss on early redemption of obligations under capital leases		—		58		—		—
Loss on valuation of investments using the equity method		203		40		2,130		2,413
Loss on disuse of property and equipment		6,999		12,477		3,246		10,539
Loss on valuation of forward exchange contracts		—		5,190		137		3,728
Impairment loss on long-term investment securities		46,526		50,916		1,797		1,977
Gain on valuation of investments using the equity method		(46,430)		(46,516)		—		—
Gain on disposal of investments using the equity method		—		(25,391)		—		—
Gain on disposal of long-term investment securities		—		—		—		(108)
Gain on disposal of property and equipment		(256)		(510)		(322)		(387)
Gain on foreign currency translation		(143)		(1,250)		(17)		(3,272)
Amortization of present value discount		(976)		(1,269)		(446)		(987)
Gain on valuation of forward exchange contracts		(6,925)		—		(3,810)		—
Other		231		1,045		(80)		118

		136,660		258,035		126,000		268,532

Changes in assets and liabilities resulting from operations:
Decrease (Increase) in trade receivables		6,446		15,579		(60,096)		(70,938)
Decrease in accounts receivable-other		10,865		10,738		3,436		3,802
Decrease in accrued income		512		780		7,790		3,771
Decrease (Increase) in prepaid expenses		(12,663)		(18,316)		3,536		(687)
Decrease (Increase) in refundable income tax		(478)		(1,344)		(1,725)		301
Decrease (Increase) in advanced payments		83		44		(337)		454
Increase in inventories		(3,454)		(9,574)		(6,997)		(11,971)
Decrease (Increase) in long-term prepaid expenses		(706)		(993)		274		549
Increase in trade payables		5,456		73		37,593		33,052
Increase (Decrease) in other accounts payable		28,635		(14,906)		(25,899)		(70,626)
Increase (Decrease) in accrued expenses		10,634		17,710		(1,771)		(7,334)
Increase (Decrease) in withholdings		(6,113)		1,235		(2,157)		(940)
Increase (Decrease) in other current liabilities		(262)		53		(189)		(523)
Decrease in forward exchange contract		—		(6,224)		—		—
Decrease in long-term advances received		(293)		(586)		(293)		(586)
Decrease in long-term deposits received		(1,018)		(571)		(1,544)		(690)
Decrease in payments to National Pension		3		5		10		15
Payments of severance indemnities		(1,250)		(2,429)		(1,271)		(2,048)
Write-off of trade receivables		(7,047)		(10,039)		(1,799)		(3,313)

		29,350		(18,765)		(51,439)		(127,712)

Net cash flows provided by operating activities		132,854		211,255		89,805		150,622

     (Continued)

hanarotelecom incorporated
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Korean Won
	2005				2004
	Three months		Six months		Three months		Six months
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:

Disposal of short-term investment securities	~~W~~	471	~~W~~	471	~~W~~	—	~~W~~	187
Collection of short-term financial instruments		60,501		332,909		210,586		475,098
Redemption of short-term loans		562		1,703		1,203		3,635
Redemption of long-term loans		79		145		54		1,105
Disposal of long-term investment securities		—		—		9,000		9,000
Proceeds from disposal of investment securities using the equity method		—		5,000
Refund of key-money deposits		13,585		15,302		2,064		6,683
Proceeds from disposal of property and equipment		824		1,596		1,575		3,329
Acquisition of short-term financial instruments		(12,551)		(165,926)		(218,837)		(450,547)
Purchase of short-term investment securities		(500)		(500)		—		—
Increase in advanced payments		(107)		(212)		(110)		(273)
Extension of short-term loans		(424,888)		(447,461)		—		—
Acquisition of long-term financial instruments		(3)		(3)		(1)		(1)
Extension of long-term loans		(585)		(898)		(530)		(1,953)
Payment of key-money deposits		(12,781)		(14,688)		(35,085)		(38,660)
Acquisition of property and equipment		(79,439)		(105,811)		(43,982)		(53,399)
Acquisition of intangibles		(286)		(2,387)		(3,446)		(3,708)

Net cash flows used in investing activities		(455,118)		(380,760)		(77,509)		(49,504)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long-term debt		281,697		281,697		19,020		235,149
Proceed from issuance of debentures		—		503,544		—		—
Repayment of short-term borrowings		—		—		—		(163,000)
Repayment of long-term debt and debentures		(341,625)		(643,826)		(107,933)		(224,342)
Repayment of Asset Backed Securities payable		—		—		—		(32,510)

Net cash flows provided by (used in) financing activities		(59,928)		141,415		(88,913)		(184,703)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(382,192)		(28,090)		(76,617)		(83,585)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		515,216		161,114		189,160		196,128

CASH AND CASH EQUIVALENTS, END OF PERIOD	~~W~~	133,024	~~W~~	133,024	~~W~~	112,543	~~W~~	112,543

(Continued)

hanarotelecom incorporated
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Korean Won
	2005				2004
	Three months		Six months		Three months		Six months
			(In millions)
NON-CASH TRANSACTIONS:
Transfer of long-term loans to current portion	~~W~~	572	~~W~~	968	~~W~~	538	~~W~~	4,278
Transfer of short-term loans to long-term loans		—		2,931		—		—
Transfer of trade receivables to long-term trade receivables		—		2,142		—		—
Transfer of advanced payments to long-term investment securities		223,290		223,290		—		—
Transfer of advanced payments to investment securities using the equity method		249,110		249,110		—		—
Transfer of inventories to property and equipment		3,166		11,416		7,383		12,411
Transfer of debentures to current portion		—		190,000		116,000		136,000
Transfer of long-term debt to current portion		15,381		26,060		7,437		21,074
Transfer of long-term obligation under capital leases to current portion		7,272		18,792		13,573		28,005
Transfer of other accounts payable to obligation under capital leases		—		9,710		—		—
Transfer of refundable income tax to accounts receivable-other		—		3,012		—		—
Recognition of gain on valuation of long-term investment securities as capital adjustments		612		634		—		—
Recognition of loss on valuation of long-term investment securities as capital adjustments		—		—		116		797
Transfer of advances received from disposal of investment securities using the equity method		—		3,200		—		—
Receivable from disposal of investment securities using the equity method		—		23,800		—		—
Transfer of long-term accounts receivable-other to current portion		1,308		1,308		—		—
Transfer of advanced payments to inventories		—		1,193		324		324
Acquisition of property and equipment under long-term lease obligation		—		—		6,371		15,396
Transfer of investment securities using the equity method to long-term investment securities		—		—		—		16,935
Transfer of long-term investment securities to investment securities using the equity method		—		—		1,900		1,900
Transfer of provision for severance indemnities to construction in progress		269		483		178		311
Transfer of depreciation to construction in progress		—		—		—		154
Transfer of prepaid expenses to long-term present value discount		6,249		7,317		—		7,495
Receivable from disposal of investment securities		—		—		—		1,111
     (Continued)

hanarotelecom incorporated
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Translation into U.S. Dollars (Note 2)
	2005		2004
	Three months	Six months	Three months	Six months
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(32,050)	$(27,081)	$14,736	$9,475

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock compensation expense	1,007	2,082	225	536
Depreciation and amortization	108,202	216,076	103,976	214,928
Provision for severance indemnities	3,659	6,890	2,015	5,082
Provision for doubtful accounts	7,206	14,186	7,583	15,672
Amortization of discount on debentures	1,992	4,020	2,826	5,871
Amortization of present value discount of long-term debt	906	2,110	669	2,744
Employee fringe benefits	108	423	104	207
Loss on foreign currency translation	9,703	4,941	1,742	6
Loss on disposal of short-term investment securities	28	28	—	83
Loss on disposal of property and equipment	36	1,389	109	894
Loss on early redemption of debentures	—	159	—	—
Loss on early redemption of long-term debt	—	2,160	—	—
Loss on early redemption of obligations under capital leases	—	56	—	—
Loss on valuation of investments using the equity method	196	39	2,059	2,333
Loss on disuse of property and equipment	6,766	12,061	3,138	10,188
Loss on valuation of forward exchange contracts	—	5,017	132	3,604
Impairment loss on long-term investment securities	44,974	49,218	1,737	1,911
Gain on valuation of investments using the equity method	(44,882)	(44,965)	—	—
Gain on disposal of investments using the equity method	—	(24,544)	—	—
Gain on disposal of long-term investment securities	—	—	—	(104)
Gain on disposal of property and equipment	(247)	(493)	(311)	(374)
Gain on foreign currency translation	(138)	(1,208)	(16)	(3,163)
Amortization of present value discount	(943)	(1,227)	(431)	(954)
Gain on valuation of forward exchange contracts	(6,694)	—	(3,683)	—
Other	222	1,011	(76)	114

	132,101	249,429	121,798	259,578

Changes in assets and liabilities resulting from operations:
Decrease (Increase) in trade receivables	6,231	15,059	(58,091)	(68,572)
Decrease in accounts receivable-other	10,503	10,380	3,321	3,675
Decrease in accrued income	495	754	7,530	3,645
Decrease (Increase) in prepaid expenses	(12,241)	(17,705)	3,418	(664)
Decrease (Increase) in refundable income tax	(462)	(1,299)	(1,667)	291
Decrease (Increase) in advanced payments	80	43	(326)	439
Increase in inventories	(3,339)	(9,255)	(6,764)	(11,572)
Decrease (Increase) in long-term prepaid expenses	(682)	(960)	265	531
Increase in trade payables	5,274	71	36,339	31,950
Decrease in other accounts payable	27,680	(14,409)	(25,035)	(68,271)
Increase (Decrease) in accrued expenses	10,279	17,119	(1,712)	(7,089)
Increase (Decrease) in withholdings	(5,909)	1,194	(2,085)	(909)
Increase (Decrease) in other current liabilities	(253)	51	(183)	(506)
Decrease in forward exchange contract	—	(6,016)	—	—
Decrease in long-term advances received	(283)	(566)	(283)	(566)
Decrease in long-term deposits received	(984)	(552)	(1,493)	(667)
Decrease in payments to National Pension	3	5	10	14
Payments of severance indemnities	(1,208)	(2,348)	(1,229)	(1,980)
Write-off of trade receivables	(6,812)	(9,704)	(1,739)	(3,203)

	28,372	(18,138)	(49,724)	(123,454)

Net cash flows provided by operating activities	128,423	204,210	86,810	145,599

     (Continued)

hanarotelecom incorporated
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Translation into U.S. Dollars (Note 2)
	2005		2004
	Three months	Six months	Three months	Six months
	(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:

Disposal of short-term investment securities	$455	$455	$—	$181
Collection of short-term financial instruments	58,483	321,807	203,563	459,254
Redemption of short-term loans	543	1,646	1,163	3,514
Redemption of long-term loans	76	140	52	1,068
Disposal of long-term investment securities	—	—	8,700	8,700
Proceeds from disposal of investment securities using the equity method	—	4,833	—	—
Refund of key-money deposits	13,132	14,792	1,995	6,460
Proceeds from disposal of property and equipment	797	1,543	1,522	3,218
Acquisition of short-term financial instruments	(12,132)	(160,392)	(211,539)	(435,522)
Purchase of short-term investment securities	(483)	(483)	—	—
Increase in advanced payments	(103)	(205)	(106)	(264)
Extension of short-term loans	(410,718)	(432,538)	—	—
Acquisition of long-term financial instruments	(3)	(3)	(1)	(1)
Extension of long-term loans	(565)	(869)	(512)	(1,888)
Payment of key-money deposits	(12,356)	(14,199)	(33,915)	(37,371)
Acquisition of property and equipment	(76,790)	(102,282)	(42,515)	(51,618)
Acquisition of intangibles	(276)	(2,307)	(3,331)	(3,583)

Net cash flows used in investing activities	(439,940)	(368,062)	(74,924)	(47,852)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long-term debt	272,303	272,303	18,385	227,307
Proceed from issuance of debentures	—	486,751	—	—
Repayment of short-term borrowings	—	—	—	(157,564)
Repayment of long-term debt and debentures	(330,232)	(622,355)	(104,333)	(216,861)
Repayment of Asset Backed Securities payable	—	—	—	(31,426)

Net cash flows provided by (used in) financing activities	(57,929)	136,699	(85,948)	(178,544)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(369,446)	(27,153)	(74,062)	(80,797)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	498,034	155,741	182,852	189,587

CASH AND CASH EQUIVALENTS, END OF PERIOD	$128,588	$128,588	$108,790	$108,790

     (Continued)

hanarotelecom incorporated
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Translation into U.S. Dollars (Note 2)
	2005		2005
	Three months	Six months	Three months	Six months
		(In thousands)
NON-CASH TRANSACTIONS:
Transfer of long-term loans to current portion	$553	$936	$520	$4,135
Transfer of short-term loans to long-term loans	—	2,833	—	—
Transfer of trade receivables to long-term trade receivables	—	2,071	—	—
Transfer of advanced payments to long-term investment securities	215,843	215,843	—	—
Transfer of advanced payments to investment securities using the equity method	240,802	240,802	—	—
Transfer of inventories to property and equipment	3,060	11,035	7,137	11,997
Transfer of debentures to current portion	—	183,664	112,131	131,464
Transfer of long-term debt to current portion	14,868	25,191	7,189	20,371
Transfer of long-term obligation under capital leases to current portion	7,029	18,165	13,120	27,071
Transfer of other accounts payable to obligation under capital leases	—	9,386	—	—
Transfer of refundable income tax to accounts receivable-other	—	2,912	—	—
Recognition of gain on valuation of long-term investment securities as capital adjustments	592	613	—	—
Recognition of loss on valuation of long-term investment securities as capital adjustments	—	—	112	770
Transfer of advances received from disposal of investment securities using the equity method	—	3,093	—	—
Receivable from disposal of investment securities using the equity method	—	23,006	—	—
Transfer of long-term accounts receivable-other to current portion	1,264	1,264	—	—
Transfer of advanced payments to inventories	—	1,153	313	313
Acquisition of property and equipment under long-term lease obligation	—	—	6,159	14,883
Transfer of investment securities using the equity method to long-term investment securities	—	—	—	16,370
Transfer of long-term investment securities to investment securities using the equity method	—	—	1,837	1,837
Transfer of provision for severance indemnities to construction in progress	260	467	172	301
Transfer of depreciation to construction in progress	—	—	—	149
Transfer of prepaid expenses to long-term present value discount	6,041	7,073	—	7,245
Receivable from disposal of investment securities	—	—	—	1,074
See accompanying notes to non-consolidated financial statements.

hanarotelecom incorporated
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS JUNE 30, 2005 AND 2004
1. GENERAL:
hanarotelecom incorporated (the “Company”) was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea (“Korea”). The Company was formed following its selection by the Ministry of Information and Communication (“MIC”) on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System (“KOSDAQ”). The Company issued American Depository Receipts (“ADRs”) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).
The Company commenced providing local call and high-speed data access, internet and multimedia access, on April 1, 1999 and is providing services in 83 cities, including Seoul, Pusan, Ulsan and Incheon, and 52 counties as of December 31, 2004. On December 12, 2002, the Company received a license to provide domestic long-distance calls and international calls from the MIC, and commenced providing the service from July 1, 2004.
The Company’s headquarters is located in Joong-Gu, Seoul. The Company has 26 domestic branches and also has invested in several companies such as Korea Thrunet Co., Ltd., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc. and Hanaro Dream Inc., in order to facilitate and strengthen its services.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Presentation
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.
The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won into U.S. dollar amounts are included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of ~~W~~1,034.50 to US$ 1.00, the noon buying rate in the City of New York for cable transfers in Korean Won as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2005. Such translations should not be construed as representations that the Korean Won amounts could be converted into U. S. dollars at that or any other rate.
Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:
Revenue Recognition
Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents
Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.
Short-term financial instruments
Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.
Changes in allowance for doubtful accounts of trade receivables and long-term trade receivables for the six months ended June 30, 2005 are as follows (won in millions):

	Amount
Beginning of period	~~W~~	60,866
Provision		14,675
Write-offs		(10,187)

End of period	~~W~~	65,354

Inventories
Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.
Investment Securities Other than those Accounted for Using the Equity Method
(1) Classification of Securities
At acquisition, the Company classifies securities into one of three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from the balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities
Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.
After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries. Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.
If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while with securities stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.
(3) Reclassification of Securities
When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When a held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as a capital adjustment. Whereas, in the case of an available-for-sale security is reclassified into held-to-maturity securities, the difference is recorded as a capital adjustment and amortized using the effective interest rate method for the remaining periods.
Investment Securities Using the Equity Method
Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustments. However, if changes in retained earnings are caused from correction of a material misstatement, the Company charges the changes to current operations.

Valuation of Assets and Liabilities at Present Value
Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.
Property and Equipment
Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest costs and other similar financial costs incurred during the manufacturing, purchase, or construction of property and equipment are all charged to current operations. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings, building facilities and structures	40 years
Machinery	6~15 years
Vehicles and other	4 years
Leases
Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.
Intangibles
Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

Estimated useful lives
Goodwill	5 years
Property rights of industry	5~10 years
Cable line usage rights	10~15 years
Land rights	10~15 years
Development costs	1 year
Discounts on Debentures
Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities
All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to ~~W~~ 35,283 million as of June 30, 2005.
Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ~~W~~120 million as of June 30, 2005 are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.
Changes in accrued severance indemnities for the six months ended June 30, 2005 are as follows (won in millions):

	Amount
Beginning of period	~~W~~	29,792
Severance payments		(2,429)

		27,363
Provision		7,920

End of period	~~W~~	35,283

Accounting for Foreign Currency Transactions and Translation
The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ~~W~~ 1,025.40 to US $1.00 at June 30, 2005.
Income Tax
The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the actual tax rate in effect at each balance sheet date (see Note 18). Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting.
Stock Compensation Expense
The Company values stock options granted in 2004 and 2005 using the fair value method (binomial option pricing model). Also, the Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (minimum value method) for the stock options granted in 2000. The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 16).

Net Income (Loss) per Share
Net income (loss) per share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three months and six months ended June 30, 2005 and 2004 was 462,135 thousand shares.
Net income (loss) for common stock for the three months and six months ended June 30, 2005 and 2004 are computed as follows (won in millions):

	2005				2004
	Three months		Six months		Three months		Six months
Net income (loss)	~~W~~	(33,156)	~~W~~	(28,015)	~~W~~	15,244	~~W~~	9,802
Dividend for preferred stock		—		—		—		—

Net income (loss) for common stock	~~W~~	(33,156)	~~W~~	(28,015)	~~W~~	15,244	~~W~~	9,802

Also, net income per share for the year ended December 31, 2004 is ~~W~~ 23.
Adoption of Newly Effective Statements of Korea Accounting Standards
The Company newly adopted the Statements of Korea Accounting Standards (“SKAS”) No. 15-“Investment in Associates”, No. 16-“Income Taxes” and No. 17-“Provisions, Contingent Liabilities, and Contingent Assets”, effective from January 1, 2005, and certain amounts and accounts of prior year’s financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net income and net assets of the prior period.
3. CASH AND CASH EQUIVALENTS:
Cash and cash equivalents as of June 30, 2005 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Cash on hand	—	~~W~~	2
Current deposits	—		154
Passbook accounts	0.1		1,844
Specified fund trusts	3.1		2,065
Money market funds	3.2~3.47		109,449
Repurchase agreements	3.4		19,510

		~~W~~	133,024

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:
Short-term financial instruments as of June 30, 2005 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Time deposits	3.5~4.15	~~W~~	15,066
Repurchase agreements	3.4~4.3		7,815

		~~W~~	22,881

Long-term financial instruments as of June 30, 2005 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Deposits for checking accounts	—	~~W~~	8

5. RESTRICTED DEPOSITS:
As of June 30, 2005, the following deposits are subject to withdrawal restriction for guarantee for the payment of borrowings, checking accounts and other reasons (won in millions):

	Amount
Short-term financial instruments	~~W~~	22,881
Long-term financial instruments		8

	~~W~~	22,889

6. SHORT-TERM INVESTMENT SECURITIES:
Short-term investment securities as of June 30, 2005 are as follows (won in millions):

	Amount
	Acquisition cost		Book value
Held-to-maturity securities:
Collateralized Bond Obligation	~~W~~	1,120	~~W~~	1,120
7. LONG-TERM INVESTMENT SECURITIES:
(1)	Long-term investment securities as of June 30, 2005 consist of the following (won in millions):

	Ownership
	percentage (%)	Amount
Available-for-sale securities:
Listed equity securities:
LG Telecom, Ltd.	0.37	~~W~~	4,557
Netsecure Technology, Inc.	0.18		19
C.C.S., Inc.	7.22		1,917

			6,493

Non-listed equity securities:
Dreamline Corp.	11.57		16,935
Korea Information Assurance, Inc.	0.47		100
Korea Digital Cable Media Center	4.32		500
CCR Inc.	2.08		484
Dauinternet, Inc.	0.71		28
Others			1,256

			19,303

Investments in funds:
Engineering Benevolent Association	0.03		14
KDBC Hanaro Interventure Fund	31.00		2,598

			2,612

			28,408

Held-to-maturity securities:
Debt securities:
G.P.S. Korea Inc.			2
Korea Thrunet Co., Ltd.			177,236

			177,238

		~~W~~	205,646

     (2) Listed equity securities as of June 30, 2005 are as follows (won in millions):

	Amount
	Acquisition cost		Fair value
LG Telecom, Ltd.	~~W~~	5,396	~~W~~	4,557
Netsecure Technology, Inc.		1,399		19
C.C.S., Inc.		4,740		1,917

	~~W~~	11,535	~~W~~	6,493

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments. However, when the listed equity securities’ market price declined and is not expected to recover, the Company records the difference between market price and acquisition cost as impairment loss on long-term investment securities. The Company recorded ~~W~~ 4,390 million of impairment loss on long-term investment securities for the six months ended June 30, 2005.
(3)	Non-listed equity securities as of June 30, 2005 are as follows (won in millions):

	Amount
	Acquisition cost		Net asset value		Book value
Dreamline Corp.	~~W~~	39,530	~~W~~	17,551	~~W~~	16,935
Korea Information Assurance, Inc.		100		62		100
Korea Digital Cable Media Center		500		402		500
CCR Inc.		1,780		277		484
Dauinternet, Inc.		1,100		18		28
Others		6,606		1,463		1,256

	~~W~~	49,616	~~W~~	19,773	~~W~~	19,303

Non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss on long-term investment securities charged to current operations.
(4)	Debt securities as of June 30, 2005 are as follows (won in millions):

	Amount
	Acquisition cost		Book value
Subordinate debt investments:
G.P.S. Korea Inc.	~~W~~	2	~~W~~	2
Korea Thrunet Co., Ltd.		223,290		177,236

	~~W~~	223,292	~~W~~	177,238

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Accordingly, the Company recorded ~~W~~ 974 million of interest income for the six months ended June 30, 2005.
However, when the debt securities’ recoverable amount declined and is not expected to recover, the Company records the difference between recoverable amount and book value as impairment loss on long-term investment securities. The Company recorded ~~W~~ 46,526 million of impairment loss on long-term investment securities for the six months ended June 30, 2005.

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:
(1)	Investment securities using the equity method as of June 30, 2005 are as follows (won in millions):

	Ownership	Acquisition		Net asset		Book
	percentage (%)	cost		value		value
Hanaro Realty Development & Management Co., Ltd.	99.99	~~W~~	2,500	~~W~~	3,552	~~W~~	3,552
Hanaro Telecom & Internet Information, Inc.	99.99		1,900		639		639
Hanaro Dream, Inc.	57.02		3,680		3,393		4,091
Korea Thrunet Co., Ltd.	96.22		249,110		126,661		295,164

		~~W~~	257,190	~~W~~	134,245	~~W~~	303,446

(2)	The changes in investment securities using the equity method for the three months and six months ended June 30, 2005 is as follows (won in millions):

	Beginning		Gain		Other		End
Three months	of period		(Loss)		changes (*)		of period
Hanaro Realty Development & Management Co., Ltd.	~~W~~	3,176	~~W~~	376	~~W~~	—	~~W~~	3,552
Korea Thrunet Co., Ltd		—		46,054		249,110		295,164

		3,176		46,430		249,110		298,716

Hanaro Telecom & Internet Information, Inc.		749		(110)		—		639
Hanaro Dream, Inc.		4,184		(93)		—		4,091

		4,933		(203)		—		4,730

	~~W~~	8,109	~~W~~	46,227	~~W~~	249,110	~~W~~	303,446

	Beginning		Gain		Other		End
Six months	of period		(Loss)		changes (*)		of period
Hanaro Realty Development & Management Co., Ltd.	~~W~~	3,108	~~W~~	444	~~W~~	—	~~W~~	3,552
Hanaro Telecom & Internet Information, Inc.		621		18		—		639
Korea Thrunet Co., Ltd.		—		46,054		249,110		295,164
Hanaro Web (n) TV		3,580		—		(3,580)		—
Media Holdings, Inc.		3,092		—		(3,092)		—

		10,401		46,516		242,438		299,355

Hanaro Dream, Inc.		4,131		(40)		—		4,091

	~~W~~	14,532	~~W~~	46,476	~~W~~	242,438	~~W~~	303,446

(*) Other changes are composed of acquisition (disposal) amounts of investment securities, dividends and the changes in investment securities in capital adjustments.
The Company disposed the stocks of Hanaro Web (n) TV and Media Holdings, Inc. and recorded ~~W~~ 25,391 million of gain on disposal of investments using the equity method for the six months ended June 30, 2005. Also, the Company purchased Korea Thrunet Co., Ltd.’s stock of ~~W~~249,110 million during the s,ix months ended June 30, 2005.

(3)	Changes in the difference between acquisition cost and net asset value at the acquisition date for the three months and six months ended June 30, 2005 are as follows (won in millions):

					Amortization
	Beginning								End
	of period		Increase		Three months		Six months		of period
Hanaro Dream, Inc.	~~W~~	785	~~W~~	—	~~W~~	44	~~W~~	87	~~W~~	698
Korea Thrunet Co., Ltd.		—		122,449		—		—		122,449

	~~W~~	785	~~W~~	122,449	~~W~~	44	~~W~~	87	~~W~~	123,147

The Company considered the acquisition date of Korea Thrunet Co., Ltd. as June 30, 2005 since it is close to the actual acquisition date and accordingly, did not record any amortization.
(4)	Unrealized gains (losses) arising from the transactions between the Company and affiliates for the three months and six months ended June 30, 2005 are as follows (won in millions):

	Three months		Six months		Remark
Korea Thrunet Co., Ltd.	~~W~~	46,054	~~W~~	46,054	Debt securities
The Company recorded impairment loss on debt securities used to acquire the equity securities of Korea Thrunet Co., Ltd for the six-months ended June 30, 2005. Also, the difference between the book value and face value is amortized over the remaining term of the securities by applying the effective interest method. Accordingly, the Company reflected unrealized gains (losses) under the equity method.
(5)	The key financials of investees accounted for using the equity method as of and for the six months ended June 30, 2005 are as follows (won in millions):

	Total		Total		Total		Operating		Net income
	assets		liabilities		equity		revenue		(loss)
Hanaro Realty Development & Management Co., Ltd.	~~W~~	8,518	~~W~~	4,966	~~W~~	3,552	~~W~~	11,847	~~W~~	512
Hanaro Telecom & Internet Information, Inc.		5,883		5,243		640		17,995		54
Hanaro Dream, Inc.		14,771		8,828		5,943		22,182		72
Korea Thrunet Co., Ltd.		401,448		269,811		131,637		153,044		(34,061)

	~~W~~	430,620	~~W~~	288,848	~~W~~	141,772	~~W~~	205,068	~~W~~	(33,423)

In case of Hanaro Realty Development & Management Co., Ltd. and Hanaro Telecom & Internet Information, Inc., the Company used draft financial statements (non-audited) as of June 30, 2005 for the equity method valuation. No accounting adjustment was provided in the process of reviewing whether these financial statements were properly prepared according to GAAP.
9. LOANS TO EMPLOYEES:
Short-term and long-term loans to employees as of June 30, 2005 are as follows (won in millions):

	Interest per	Amount
	annum (%)	Short-term		Long-term
Loans to employees for share ownership	—	~~W~~	2,091	~~W~~	10,900
Loans to employees for housing	2.0		1,589		8,480
Other	—		153		62
Less: discount on present value			(70)		(2,385)

		~~W~~	3,763	~~W~~	17,057

10. PROPERTY AND EQUIPMENT:
Changes in property and equipment for the six months ended June 30, 2005 are as follows (won in millions):

	Amount
	Beginning of
	period		Increase		Decrease		End of period
Land	~~W~~	162,778	~~W~~	1,224	~~W~~	—	~~W~~	164,002
Buildings		308,250		1,427		—		309,677
Structures		192		—		—		192
Machinery		3,494,210		115,108		41,070		3,568,248
Vehicles		306		—		—		306
Other		43,371		1,767		1,263		43,875
Construction in progress		22,701		23,606		24,720		21,587
Machinery in transit		261		88		349		—

		4,032,069		143,220		67,402		4,107,887

Less: Accumulated depreciation
Buildings		30,917		4,308		—		35,225
Structures		21		2		—		23
Machinery		1,606,000		213,935		25,637		1,794,298
Vehicles		306		—		—		306
Other		32,139		2,063		1,256		32,946

		1,669,383		220,308		26,893		1,862,798

	~~W~~	2,362,686					~~W~~	2,245,089

Depreciable assets are insured for fire and other casualty losses up to ~~W~~2,438,986 million as of June 30, 2005.
The market value of the Company’s land based on the official price of land (published by the Ministry of Construction and Traffic) is ~~W~~215,515 million as of June 30, 2005.
11. INTANGIBLES:
(1)	Changes in intangibles for the six months ended June 30, 2005 are as follows (won in millions):

	Beginning of period		Acquisition		Amortization		End of period
Goodwill	~~W~~	4,990	~~W~~	649	~~W~~	623	~~W~~	5,016
Property rights of industry		1		—		—		1
Land rights		62		—		2		60
Cable line usage rights		47,747		1,164		1,489		47,422
Development costs		1,466		574		1,175		865

	~~W~~	54,266	~~W~~	2,387	~~W~~	3,289	~~W~~	53,364

(2)	~~W~~2,537 million of ordinary research and development costs were charged to expense as incurred for the six months ended June 30, 2005.

12. LEASES:
(1)	The Company has operating lease agreements for the rights to use automobiles. The payment schedule for the operating leases is as follows (won in millions):

Year	Amount
2006.6	~~W~~	830
2007.6		265
2008.6		52

	~~W~~	1,147

(2)	The Company also has capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of June 30, 2005, the acquisition cost of machinery and equipment under capital leases was ~~W~~117,368 million and depreciation expense related to these capital leases for the six months ended June 30, 2005 amounts to ~~W~~7,336 million.

The Company early repaid a portion of capital leases and recorded ~~W~~58 million of loss on early redemption of obligations under capital leases for the six months ended June 30, 2005.

The future annual payments under these capital lease agreements as of June 30, 2005 are as follows (won in millions):

	Amount
Year	Principal		Interest		Total
2006.6	~~W~~	34,006	~~W~~	2,402	~~W~~	36,408
2007.6		18,493		766		19,259
2008.6		4,965		79		5,044

		57,464	~~W~~	3,247	~~W~~	60,711

Less: Current portion		(34,006)

	~~W~~	23,458

13. LONG-TERM DEBT AND DEBENTURES:
(1)	Long-term debt in local currency as of June 30, 2005 is as follows (won in millions):

	Interest rate per annum (%)	Amount
Citibank	6.99	~~W~~	1,000
Syndication loans	6.36		79,847

			80,847
Less: Current portion			(1,000)
Discount on present value			(3,879)

		~~W~~	75,968

(2)	Long-term debt in foreign currency as of June 30, 2005 is as follows (won in millions, dollar in thousands):

	Interest rate
	per annum (%)	U.S. Dollars		Won equivalent
Syndication loans	5.11	~~W~~	201,810	~~W~~	206,935
Less: Current portion			(15,136)		(15,520)
Discount on present value			(5,540)		(5,680)

		~~W~~	181,134	~~W~~	185,735

The Company early repaid a portion of long-term debt and recorded ~~W~~2,235 million of loss on early redemption of long-term debt for the six months ended June 30, 2005.

(3)	Debentures as of June 30, 2005 are as follows (won in millions, dollar in thousands):

	Interest rate per annum (%)	Due	U.S. Dollars	Won equivalent
21st	6.00	2002~2005	$—	~~W~~	170,000
23rd	6.00	2003~2006	—		190,000
Foreign currency	7.00	2005~2012	500,000		512,700

			500,000		872,700
Less: Current portion			—		(360,000)
Discount on present value			(9,361)		(9,731)

			$490,639	~~W~~	502,969

According to the covenants, debentures of 21st and 23rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose of its property and equipment of more than the amount of ~~W~~750 billion ~ ~~W~~1,000 billion in each fiscal year. The Company complies with the covenants’ requirements as of June 30, 2005.

As of June 30, 2005, for the warrants on the bonds with stock warrants (“13th debenture”), US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised and exercisable until February 6, 2006.

The warrants on the bonds with stock warrants (“18th debenture”) is US$ 15,000 thousand (3,963,600 shares) and may be exercised until January 26, 2007. The exercise price is ~~W~~5,000 at an exchange rate of ~~W~~1,321.20 to US$1.00.

The Company early repaid a portion of debentures and recorded ~~W~~165 million of loss on early redemption of debentures for the six months ended June 30, 2005.

(4)	The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of June 30, 2005 is as follows (won in millions and dollar in thousands):

			Debentures in					Long-term debt in
	Debentures		foreign currency			Long-term		foreign currency
	in local			Won		debt in			Won
Year	currency		U.S. Dollar	equivalent		local currency		U.S. Dollar	equivalent		Total
2006.6	~~W~~	360,000	$—	~~W~~	—	~~W~~	1,000	$15,136	~~W~~	15,520	~~W~~	376,520
2007.6		—	—		—		9,582	55,498		56,907		66,489
2008.6		—	—		—		20,760	85,769		87,948		108,708
2009.6		—	—		—		23,954	45,407		46,560		70,514
2010.6		—	—		—		25,551	—		—		25,551
2012.6		—	500,000		512,700		—	—		—		512,700

	~~W~~	360,000	$500,000	~~W~~	512,700	~~W~~	80,847	$201,810	~~W~~	206,935	~~W~~	1,160,482

(5)	On April 21, 2005, the Company entered into a syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, Deutsche Bank, Korea Development Bank and other financial institutions. The loan agreement approximates ~~W~~720 billion (won currency loan of ~~W~~310,048 million and US$ currency loan of US$ 409,952 thousand), which includes a term loan of ~~W~~660 billion with a maturity of five years and a revolving loan of ~~W~~60 billion. The outstanding balance of this syndication loan as of June 30, 2005 is ~~W~~286,782 million (long-term debt in local currency of ~~W~~79,847 million and long-term debt in foreign currency of ~~W~~206,935 million).

In relation to the above syndication loans, the Company’s buildings are pledged as collateral up to ~~W~~469,765 million; machinery of which book value is ~~W~~1,702,960 million as of September 30, 2004 are provided as assignable mortgage and some intellectual property rights are pledged as collateral.

(6)	Other than collateral provided to the syndication loan consortium described in the Note 13 (5), property and equipment of ~~W~~50,000 million are pledged as collateral for long-term debt as of June 30, 2005.

14. DERIVATIVES:
(1)	Swap Contracts
With reference to the Company’s issuance of the syndication loan in foreign currency, the Company entered into swap contracts (fixed interest rate) with Korea Development Bank (KDB) to hedge the risk of floating interest rates. In relation to the valuation of these swap contracts, the Company recorded ~~W~~8,267 million of valuation loss as capital adjustments and liabilities as of June 30, 2005 (won in millions and dollar in thousands).

Financial					Valuation loss on
institution	Contract period	Floating rate (%)	Fixed rate (%)	Contract amount	interest swap
KDB	2003.12~2008.11	LIBOR+3.25	7.72	$63,065		2,750
KDB	2004.2~2008.11	LIBOR+3.25	7.60	$138,744		5,517

					~~W~~	8,267

(2)	Forward Exchange Contracts
The Company entered into foreign currency forward contracts, relating to debentures and syndication loan in foreign currency, with Development Bank of Singapore (DBS) and Korea Development Bank (KDB) to hedge the exposure to changes in the foreign currency exchange rate. The Company recorded ~~W~~5,190 million of loss on valuation of forward exchange contracts for the six months ended June 30, 2005 and ~~W~~32,769 million of forward exchange contracts (current liabilities) as of June 30, 2005 (dollar in thousands).

Contract period	Fixed exchange rate	Contract amount
2003.12~2008.11	1,190.00	$63,065
2004.2~2008.11	1,166.20	138,744
2005.2~2012.2	1,026.5~1,035.0	500,000

		$701,809

15. SHAREHOLDERS’ EQUITY:
(1)	Capital Stock
The Company has authorized 700,000,000 shares of ~~W~~5,000 par value, of which 462,135,180 shares have been issued as of June 30, 2005.
(2)	The changes in shareholders’ equity for the six months ended June 30, 2005 are as follows (won in millions):

		Amount
				Paid-in capital in
	Number of	Common		excess of				Capital
	shares	stock		par value		Deficit		adjustments		Total
Beginning of period	462,135,180	~~W~~	2,310,676	~~W~~	344,642	~~W~~	(864,080)	~~W~~	(15,842)	~~W~~	1,775,396
Net loss	—		—		—		(28,015)		—		(28,015)
Stock options	—		—		—		—		2,154		2,154
Gain on valuation of available-for-sale securities	—		—		—		—		5,024		5,024
Loss on valuation of investment securities using the equity method	—		—		—		—		(62)		(62)
Gain on valuation of interest swap	—		—		—		—		9,356		9,356

End of period	462,135,180	~~W~~	2,310,676	~~W~~	344,642	~~W~~	(892,095)	~~W~~	630	~~W~~	1,763,853

16. STOCK OPTION PLAN:
The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of June 30, 2005 are as follows:

			Exercise
Grant Date	Employee	Number of shares	price/share		Methods	Exercise period
1999. 3. 1	Ex-CEO	50,000	~~W~~	5,630	New stock issue	2002.3.1~ 2007.2.28
1999.10. 1	Senior managers	120,000		19,910	New stock issue	2002.10.1~2007.9.30
2000. 3.17	Senior managers & employees	1,413,591		17,750	New stock issue	2003.3.18~2008.3.17
2004.12.16	Senior managers & employees	19,772,890		5,000	New stock issue or cash payment	2006.12.17~2011.12.16
2005.3.25	Senior managers	610,000		5,000	New stock issue or cash payment	2007.3.26~2012.3.25
The Company values stock options granted in 2004 and 2005 using the fair value method (binomial option-pricing model) and in relation to the stock options granted in 2000, the Company values stock options granted based on the minimum value method (see Note 2). Total compensation expense of ~~W~~16,872 million is allocated over the vesting period, and the compensation expense charged to operations for the three months and six months ended June 30, 2005 are ~~W~~1,042 million and ~~W~~2,154 million, respectively, and ~~W~~9,381 million was recorded as capital adjustments as of June 30, 2005. Also, in relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.
The schedule of compensation expense for the stock options as of June 30, 2005 is as follows (won in millions):

Year	Amount
Carried forward	~~W~~	7,227
2005.1 ~ 2005.6		2,154
2005.7 ~ 2006.6		4,089
2006.7 ~ 2007.6		2,670
2007.7 ~ 2008.6		712
2008.7 ~ 2009.6		20

	~~W~~	16,872

The principal assumptions in relation to estimation of the stock compensation expense are as follows:

	Granted in 2000		Granted in 2004		Granted in 2005
Risk-free interest rate (%)		9.0		3.35 ~ 3.43		4.11 ~ 4.38
Expected lives (years)		3 ~ 7		2 ~ 3		2 ~ 4
Expected forfeitures per year (%)		3.0		2.09		2.09
Volatility (%)		—		53.8 ~ 85.7		34.3 ~ 50.4
Weighted-average exercise price (won)	~~W~~	17,750	~~W~~	5,000	~~W~~	5,000
Weighted-average fair value (won)		—	~~W~~	457	~~W~~	385
Had the compensation cost for the Company’s stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company’s ordinary income (loss), net income (loss), ordinary income (loss) per share and net income (loss) per share would have been reduced (increased) as follows (won in millions, except per share amount):

	2005				2004
	Three months		Six months		Three months		Six months
Ordinary income (loss)	~~W~~	(33,305)	~~W~~	(28,418)	~~W~~	14,989	~~W~~	9,158
Net income (loss)	~~W~~	(33,305)	~~W~~	(28,418)	~~W~~	14,989	~~W~~	9,158

Ordinary income (loss) per share	~~W~~	(72)	~~W~~	(61)	~~W~~	32	~~W~~	20
Net income (loss) per share	~~W~~	(72)	~~W~~	(61)	~~W~~	32	~~W~~	20
The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as ~~W~~18,389 million.
17. OPERATING EXPENSES:
Operating expenses for the three months and six months ended June 30, 2005 and 2004 are as follows (won in millions):

	2005				2004
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	21,834	~~W~~	46,512	~~W~~	16,860	~~W~~	33,557
Provision for severance indemnities		3,785		7,128		2,085		5,257
Employee benefits		5,006		10,197		5,091		9,358
Rent		1,753		3,355		1,424		2,922
Depreciation and amortization		111,935		223,531		107,563		222,343
Advertising		12,657		23,294		10,146		17,206
Ordinary research and development cost		1,508		2,537		988		1,841
Bad debt		7,455		14,675		7,845		16,213
Telecommunication equipment lease expenses		32,287		63,441		35,042		73,240
Utilities		6,151		11,765		4,852		9,996
Maintenance		18,577		34,617		15,864		30,822
Selling expenses		167		246		104		375
Sales commissions		59,255		106,865		46,629		88,418
Interconnection charges		38,512		79,127		31,116		65,506
Commissions		26,187		54,444		27,595		52,562
Outsourcing services		2,029		3,709		1,389		2,214
Other		8,178		14,462		7,883		14,727

	~~W~~	357,276	~~W~~	699,905	~~W~~	322,476	~~W~~	646,557

18. INCOME TAX AND DEFERRED INCOME TAXES:
Income Tax
The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 27.5 percent in 2005 and 2004. For the six months ended June 30, 2005 and 2004, the Company did not recognize income tax expense due to accumulated operating losses.
Deferred Income Taxes
Deferred income taxes reflect the tax effects on prior years’ tax losses, tax credits and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of June 30, 2005 and December 31, 2004 are as follows (won in millions):

	2005		2004
Temporary difference for deducting in taxable income	~~W~~	167,683	~~W~~	192,175
Temporary difference for adding in taxable income		15,673		15,268

		152,010		176,907
Statutory tax rate (%)		27.5		27.5

Deferred income tax assets	~~W~~	41,803	~~W~~	48,649

Current portion		16,869		24,224
Non-current portion		24,934		24,425

	~~W~~	41,803	~~W~~	48,649

As of June 30, 2005 and December 31, 2004, the Company did not recognize deferred income tax assets for temporary differences and tax loss carryforward due to the uncertainty of future realization of the deferred tax benefits.
19. RELATED PARTY TRANSACTIONS:
(1)	Significant transactions with subsidiaries for the three months and six months ended June 30, 2005 and 2004 are as follows (won in millions):

2005	Three months				Six months
			Operating				Operating
	Revenue		expenses		Revenue		expenses
Hanaro Realty Development & Management Co., Ltd.	~~W~~	17	~~W~~	5,453	~~W~~	34	~~W~~	10,481
Hanaro Telephone & Internet Information, Inc.		3		8,820		7		17,994
Hanaro Dream, Inc.		1,509		7,195		2,852		16,661

	~~W~~	1,529	~~W~~	21,468	~~W~~	2,893	~~W~~	45,136

2004	Three months				Six months
			Operating				Operating
	Revenue		expenses		Revenue		expenses
Hanaro Realty Development & Management Co., Ltd.	~~W~~	13	~~W~~	4,900	~~W~~	26	~~W~~	8,783
Hanaro Telephone & Internet Information, Inc.		11		8,523		14		15,996
Hanaro Web (n) TV		1		864		10		1,701
Hanaro Telecom America, Inc.		—		—		—		512

	~~W~~	25	~~W~~	14,287	~~W~~	50	~~W~~	26,992

(2)	Account balances with subsidiaries as of June 30, 2005 are as follows (won in millions):

	Key-money deposits &		Accounts payable &
2005	Accounts receivable-other		Accured expenses
Hanaro Realty Development & Management Co., Ltd.	~~W~~	536	~~W~~	1,567
Hanaro Telephone & Internet Information, Inc.		2		2,822
Hanaro Dream, Inc.		486		4,442

	~~W~~	1,024	~~W~~	8,831

20. COMMITMENTS AND CONTINGENCIES:
(1)	The Company has been provided US$ 100 thousand, as a maximum, of payment guarantees by the Korea Exchange Bank in connection with the international telephone service arrangement contract with SingTel.
(2)	The Company has provided one blank promissory note as collateral to LG Card Services Corp. in connection with its lease agreements.
(3)	The Company has entered into the network supply agreements for the right to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments with Seoul Metropolitan Subway Corporation, Seoul Metropolitan Rapid Transit Corp., Powercomm Corp., Dacom Corp., KEPCO, Dreamline Corp. and others, and the related rental expenditure is recorded as telecommunication equipment lease expenses.
21. SEGMENT INFORMATION:
The Company’s reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.
Segment information as of and for the three months and six months ended June 30, 2005 is as follows (won in millions):

					Broadband
	Voice		Leased Line		Service		Others		Total
Three months
Operating revenue	~~W~~	91,740	~~W~~	11,316	~~W~~	230,141	~~W~~	20,659	~~W~~	353,856
Operating income (loss)		(24,899)		(2,640)		27,303		(3,184)		(3,420)
Tangible and intangible assets		594,132		66,848		1,481,389		156,084		2,298,453
Depreciation and amortization		27,604		4,292		69,684		10,355		111,935

Six months
Operating revenue	~~W~~	182,382	~~W~~	21,728	~~W~~	467,791	~~W~~	39,884	~~W~~	711,785
Operating income (loss)		(34,766)		(657)		55,148		(7,845)		11,880
Tangible and intangible assets		594,132		66,848		1,481,389		156,084		2,298,453
Depreciation and amortization		42,084		6,572		152,833		22,042		223,531
Segment information as of and for the three months and six months ended June 30, 2004 is as follows (won in millions):

					Broadband
	Voice		Leased Line		Service		Others		Total
Three months
Operating revenue	~~W~~	71,285	~~W~~	9,556	~~W~~	249,090	~~W~~	33,201	~~W~~	363,132
Operating income (loss)		(691)		850		41,511		(1,014)		40,656
Tangible and intangible assets		456,486		67,595		1,642,690		273,007		2,439,778
Depreciation and amortization		11,916		2,161		79,761		13,725		107,563

Six months
Operating revenue	~~W~~	135,469	~~W~~	19,595	~~W~~	494,708	~~W~~	62,655	~~W~~	712,427
Operating income (loss)		(9,190)		2,429		80,181		(7,550)		65,870
Tangible and intangible assets		456,486		67,595		1,642,690		273,007		2,439,778
Depreciation and amortization		24,394		4,382		163,728		29,839		222,343